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Exhibit 1

Durban Roodepoort Deep, Limited ARBN 086 277 616 / South African Reg. No. 1895/000926/06

Second Supplementary Bidder's Statement

1.     Introduction

        This document is a supplementary bidder's statement under section 643 of the Corporations Act 2001 (Cth) (Act). It is the second supplementary bidder's statement (Second Supplementary Bidder's Statement) issued by Durban Roodepoort Deep, Limited ARBN 086 277 616 / South African Reg. No. 1895/000926/06 (DRD) in relation to its off-market takeover bid for all the ordinary shares in Emperor Mines Limited ABN 61 007 508 787 (Emperor). This Second Supplementary Bidder's Statement supplements, and should be read together with, DRD's bidder's statement dated 26 March 2004 (Original Bidder's Statement) and DRD's first supplementary bidder's statement dated 4 May 2004 (First Supplementary Bidder's Statement).

2.     Extension of Offer

        As announced on 6 May 2004, DRD lodged a Notice of Variation (Notice) extending the scheduled closing date of its Offer to Emperor shareholders by 28 days to 7:00 pm (Sydney time) on 11 June 2004. A copy of the Notice is attached as Annexure A.

        The new date for the purpose of giving notice of status of defeating conditions under section 630 of the Act will be 3 June 2004.

        Consequently, the Original Bidder's Statement is varied by replacing:

  •
  "14 May 2004" with "11 June 2004" in section 9.2(a) of the Original Bidder's Statement; and

  •
  "6 May 2004" with "3 June 2004" in section 9.12 of the Original Bidder's Statement.

    Otherwise, DRD does not consider that any material changes to the Original Bidder's Statement are required as a result of the Notice.

3.     ERPM: Section 189 notice to be recommended

        As announced by Crown Gold Recoveries (Pty) Ltd (CGRL) on 3 May 2004, a meeting of the ERPM consultative forum was held on that day and management representatives stated that initial indications from the operational reassessment of underground mining at the ERPM Section suggested that a comprehensive restructuring of underground operations had become unavoidable and that this may affect employees.

        A copy of this announcement is attached as Annexure B.

        Details of CGRL and DRD's interest in CGRL are set out in section 1.4(c) of the Original Bidder's Statement.

        DRD does not consider that any material changes to the Original Bidder's Statement are required as a result of the changes to operations at ERPM.

4.     DRD's response to target's statement and independent expert's report

        As announced on 13 May 2004, DRD has formally responded to the target statement issued by Emperor on 27 April 2004 and the independent expert's report. A copy of DRD's letter to Emperor shareholders is attached as Annexure C.

        DRD does not consider that any material changes to the Original Bidder's Statement are required as a result of the letter to Emperor shareholders.

5.     General

        Unless the context otherwise requires, terms defined in the Original Bidder's Statement have the same meaning as in this Second Supplementary Bidder's Statement.

        A copy of this Second Supplementary Bidder's Statement has been lodged with ASIC. Neither ASIC nor any of its officers take any responsibility for its contents.

        Signed for and on behalf of DRD following a resolution of the directors of DRD

/s/ BRUCE SINCLAIR Bruce Sinclair, local agent Dated: 19 May 2004

2

ANNEXURE A

        This is the annexure of one page marked "A" mentioned in the Second Supplementary Bidder's Statement signed by me and dated 19 May 2004.

/s/ BRUCE SINCLAIR Bruce Sinclair, Local Agent

        A copy of this Notice was lodged with the Australian Securities and Investments Commission on the 6th day of May 2004. The Australian Securities and Investments Commission takes no responsibility for the contents of this notice.

Durban Roodepoort Deep, Limited ARBN 086 277 616/South African Reg. No. 1895/000926/06

Company notice—section 650D(1) of the Corporations Act
Notice of variation

To:	1	Emperor Mines Limited ABN 61 007 508 787 (Emperor)
	2	Shareholders in Emperor to whom Durban Roodepoort Deep, Limited (DRD) has made takeover offers.

        DRD gives notice under section 650D of the Corporations Act 2001 that:

  •
  DRD proposes to vary the takeover offers (Offers) by extending the period during which they will remain open so that they will now close at 7.00pm (Sydney time) on 11 June 2004;

  •
  the new date for the purposes of giving notice of status of defeating conditions under section 630 of the Corporations Act will be 3 June 2004; and

  •
  accordingly, the Offers are varied by replacing:

  (1)
  "14 May 2004" with "11 June 2004" in section 9.2(a) of the Offers; and

  (2)
  "6 May 2004" with "3 June 2004" in section 9.12 of the Offers.

    Dated 5 May 2004

    Signed for DRD by two directors of DRD authorised to sign this notice pursuant to a resolution passed at a meeting of directors of DRD.

/s/ Ian Murray Ian Murray—Director	/s/ Geoffrey Campbell Geoffrey Campbell—Director

ANNEXURE B

        This is the annexure of one page marked "B" mentioned in the Second Supplementary Bidder's Statement signed by me and dated 19 May 2004

/s/ BRUCE SINCLAIR Bruce Sinclair, Local Agent

CROWN GOLD RECOVERIES (Pty) Ltd.

MEDIA STATEMENT

3 May 2004
343/04-jmd

For immediate release

ERPM: SECTION 189 NOTICE TO BE RECOMMENDED

        At a meeting today (Monday, 3 May 2003) of the ERPM consultative forum, management representatives indicated that they will recommend the issue of a notice in terms of Section 189 (3) of the Labour Relations Act.

        The consultative forum, comprising representatives of management, unions and associations and the Department of Minerals and Energy has met several times following the announcement by Crown Gold Recoveries, owner of ERPM, of a reassessment of underground mining at ERPM.

        Section 189(3) details the requirements of a formal consultative process management is obliged to enter into with employees when it envisages changes in operational requirements that may affect employees.

        Management representatives at today's meeting said initial indications from the operational reassessment indicated that a comprehensive restructuring of ERPM's underground operations has become unavoidable and that this may affect employees.

        No date has yet been set for another meeting of the consultative forum.

Queries:	James Duncan
Russell & Associates
+27 11 880 3924 (office) +27 82 892 8052 (mobile)

ANNEXURE C

        This is the annexure of     pages marked "C" mentioned in the Second Supplementary Bidder's Statement signed by me and dated 19 May 2004.

/s/ BRUCE SINCLAIR Bruce Sinclair, Local Agent

DURBAN ROODEPOORT DEEP, LIMITED Incorporated in the Republic of South Africa Registration number: 1895/000926106 ABRN: 086 277 516

12 May, 2004

Dear Emperor Shareholder

As you are aware, DRD has announced a takeover bid for Emperor, and is offering you one DRD share for every five of your Emperor shares. By now, you should have received DRD's Bidder's Statement and Emperor's Target's Statement (including an Independent Expert's Report).

We believe the Independent Expert over-values Emperor. We do not agree with its valuation of Emperor shares at $1.00–$1.32 per share (mid-point of $1.16). We have conducted due diligence on Emperor's assets both before and after announcing the offer and nothing we have seen supports a value in this range.

The Independent Expert acknowledges that its valuation of Emperor is significantly higher than the 67 cents per share at which Emperor was trading immediately prior to DRD's announcement of its takeover offer. The Independent Expert attributes this to two factors: a control premium, and a "gold discount".

At the time of announcement, DRD's offer represented a 32% premium to the price at which Emperor shares were trading. As we stated in the Bidder's Statement, we believe that a takeover premium of 32% is attractive. The Independent Expert agrees, stating that an appropriate premium for control for Emperor would be in the range of 30% to 35%.

The Independent Expert states that the remaining difference between the market's and the independent expert's valuation of Emperor is "due to [a] history of under delivery on targets. As such the share market price incorporates a discount rather than a gold premium"(1). DRD does not believe the market mis-prices stocks to this extent. We do not accept that there is some sort of "gold discount" applied by the market which accounts for the remaining 41% gap between Emperor's trading price at the time of announcement and the Independent Expert's mid-point valuation.

The market does not appear to believe the Independent Expert's valuation range either. Since the announcement of DRD's offer, the Emperor share price has traded in line with DRD's implied offer and has not adjusted to reflect the Independent Expert's valuation range.

In arriving at its valuation of Emperor, the Independent Expert has outlined its methodology. DRD does not agree with the methodology used by the Independent Expert in valuing Emperor. Our main areas of disagreement are:

  •
  In its valuation of Emperor, the Independent Expert has included a terminal value reflecting production from the Vatukoula mine after 2015. DRD does not agree with this treatment, and would not use it to value Emperor or any other pure mining asset given the forecasts to 2015 already assume production of 100% of reserves and 70% of resources. We have calculated that excluding the terminal value calculation reduces the Independent Expert's mid-point valuation by 27 to 33 cents per Emperor share.

(1)
Deloitte., Emperor Mines Limited: Independent Expert's Report—22 April 2004, contained in Annexure A of Emperor's Target's Statement dated 27 April 2004, page 78

  •
  The Independent Expert has assumed in its valuation that Emperor hedges 50% of its gold production going forward. We are not aware of any commitment by Emperor to enter into such an arrangement. Therefore, we do not understand why it has been included in the valuation. We have calculated that excluding the hedging assumption reduces the Independent Expert's mid-point valuation by 20 to 25 cents per Emperor share.

DRD is of the opinion that short term funding is an important issue for Emperor, and that Emperor's cash position needs to be closely monitored, due to the current volatility of the gold price and the historical underperformance of the Vatukoula mine. As Emperor noted in its Target's Statement, "Mining.... is an inherently variable business; were production or grade to be lower than planned, cash resources could fall and the cash buffer level [of $5 million required under the long term ANZ facility] might not be maintained."

Nevertheless, we remain committed to our offer for your Emperor shares. To that end, DRD announced on 6 May that it was extending its offer for four weeks. The offer is now due to close at 7pm (Sydney time) on Friday 11 June 2004 unless withdrawn or extended in accordance with the Corporations Act.

In addition, I am declaring that one of the conditions to DRD's offer has been satisfied. DRD has received all necessary regulatory approvals, satisfying the condition contained in section 9.8(b) of DRD's Bidder's Statement dated 26 March 2004.

I urge you to accept DRD's offer for your Emperor shares, and look forward to welcoming you as a DRD shareholder.

Yours faithfully,

Ian Murray Chief Executive Officer

Emperor Shareholder Infoline:
From within Australia is 1800 118 938 (toll free)
From outside Australia is +61 8 9386 2651
As required by the Corporations Act, calls to these numbers will be recorded.

U.S. Disclosures
DRD's shares have not been registered under the U.S. Securities Act and may not be offered or sold within the United States or to U.S. persons unless they are registered under the U.S. Securities Act or an exemption from the registration requirements of the U.S. Securities Act is available.

The offer described in DRD's Bidder's Statement dispatched on 13 April 2004 is made for the securities of an Australian company. The offer is subject to disclosure requirements in Australia that are different from those of the United States. Certain financial statements included in the Bidder's Statement have been prepared in accordance with South African, Australian and/or International Accounting Standards that may not be comparable to the financial statements of United States companies. It may be difficult for Emperor's shareholders to enforce their rights and any claim they may have arising under the U.S. federal securities laws, since DRD is located in South Africa, and all of its officers and directors are residents of countries other than the United States. Emperor's shareholders may not be able to sue DRD or its officers or directors in a non-U.S. court for violations of U.S. securities laws. It may be difficult to compel DRD and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that DRD may purchase securities otherwise than under the offer in DRD's Bidder's Statement, such as in the open market or privately negotiated transactions to the extent permitted under Australian law.

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  Exhibit 1
CROWN GOLD RECOVERIES (Pty) Ltd. MEDIA STATEMENT
ERPM: SECTION 189 NOTICE TO BE RECOMMENDED